Exhibit 99.1




Internet Gold to Hold Conference Call on October 28 to Discuss
012 Smile.Communications' Acquisition of Bezeq

Press Release
Source: Internet Gold
On 7:33 am EDT, Tuesday October 27, 2009

PETACH TIKVA, Israel, October 27 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), a leading Israeli communications group, invites the public to participate in a conference call to discuss the acquisition by Smile.Communications Ltd., Internet Gold's 75.3%-owned subsidiary, of the controlling stake of Bezeq [1] , Israel's largest telecommunications provider (TASE:BZEQ), as announced on Sunday, October 25th.

The conference call has been scheduled for October 28 at 10:00 AM Eastern Daylight Time / 16:00 Israel time.

During the conference call, Mr. Eli Holtzman, CEO of Internet Gold, and Mr. Doron Turgeman, Deputy CEO and CFO of Internet Gold, will discuss the rationale and details of the transaction. Afterwards, a question and answer session will be conducted.

To participate, please call one of the following access numbers several minutes before the call begins: 1-866-691-3082 (TF) from within the U.S., 1-866-228-9189 (TF) from Canada, 180-921-4368 (TF) from Israel and
+1-480-629-1941 from other international locations. The conference ID number is 4179360.

In addition, the public is invited to download a presentation that will be addressed during the conference call from the company's website. The presentation will be available from 09:00 AM Eastern Daylight Time / 15:00 Israel time from Internet Gold's website at http://www.igld.com.

The call will also be broadcast live through the company's website, http://www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 75.3% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Internet Gold and 012 Smile are part of the Eurocom Communications Group.
012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.


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About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

    For further information, please contact:
    Idit Azulay
    Internet Gold
    +972-72-2003848
    i.azulay@smile.net.il

    [1] http://www.bezeq.co.il/